AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

03022378

12 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 MAY 29 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 May 2003, Re: Practice Note No. 4/2001 - Regularisation of Financial Condition for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/5

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **05/10/2003 12:21:57 PM**
Reference No **AA-030510-7F98F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Practice Note No. 4/2001 - Regularisation of Financial Condition

* **Contents :-**

The Board is pleased to announce that the Company has regularised its financial condition and no longer falls under any of the criteria set out in paragraph 2.0 of the Practice Note No. 4/2001 ("PN4") and the Kuala Lumpur Stock Exchange has by a letter dated 9 May 2003 reclassified the Company from the "PN4 Condition" sector to the "Industrial Products" sector to take effect from 9.00 am on Monday, 12 May 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

10 MAY 2003